AR/S

P.E. 12/31/06

0-31937

07051686

GrandSouth
BANCORPORATION

2006

ANNUAL REPORT

Dear Shareholder:

We are very pleased to report to you on GrandSouth's successful financial performance in fiscal 2006. The Company's net income for the year was $3.26 million, an increase of 38% from 2005. Diluted earnings per common share increased to $.89, up 29% from $.69 per common share for 2005. Our return on average assets equaled 1.16% and return on average equity exceeded 18% for the second consecutive year. We have many people to thank for our success including our very talented officers and employees, directors and most importantly, our customers.

Our financial performance for the year included continued growth in earning assets with total assets ending the year at $300 million, an increase of 19% over 2005. Loans, net of reserves for loan losses, increased by $27 million to $224 million, or an increase of 14% from 2005. Deposits totaled $269 million at year end 2006 with growth during the year of $47 million representing an increase of 21% over 2005. Net interest income grew by 33% on the strength of the growth in earning assets and a wider net interest margin. Net interest margin improved during the year to 4.81% from 4.43% for 2005.

We believe we are positioned well going into 2007 to take advantage of growth opportunities, including the expansion of the Company's footprint in the Upstate Region. The interest rate environment will continue to present challenges for all banking companies, however we believe the growth opportunities in the segments of the market we serve will allow the Company to continue to perform well.

In closing, we are pleased with our progress and remain excited about our prospects in the future. As always, we appreciate your continued support and look forward to a prosperous 2007.

Mason Y. Garrett, Chairman

Ronald K. Earnest, President

(PAGE INTENTIONALLY LEFT BLANK)

BUSINESS OF THE COMPANY

GrandSouth Bancorporation (the "Company") is a South Carolina corporation organized in 2000 under the laws of South Carolina for the purpose of being a holding company for GrandSouth Bank (the "Bank"). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of capital stock of the Bank were exchanged for shares of common stock of the Company and the Company became the owner of all of the outstanding capital stock of the Bank. The Company presently engages in no business other than that of owning the Bank and has no employees.

The Bank is a South Carolina state bank, which was incorporated and commenced operations as a commercial bank in 1998. The Bank operates from its offices in Greenville, Fountain Inn and Anderson, South Carolina. The main office is located at 381 Halton Road, in Greenville, South Carolina. One branch office is located at 325 South Main Street, in Fountain Inn, South Carolina; and the other is at 1601 North Fant Street, Anderson, South Carolina.

The Bank offers a full array of commercial bank services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust or brokerage services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. Commercial loans include short term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. Management believes that the credit staff possesses knowledge of the community and lending skills sufficient to enable the Bank to maintain a sufficient volume of high quality loans.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The Company's common stock trades over the counter and trades are reported on the OTC Bulletin Board (the "OTCBB") under the symbol "GRRB." Although trading in the Company's common stock is limited (only 35,555 shares traded in 2006), the following table shows the reported high and low bid prices of the Company's common stock reported by the OTCBB for the periods shown. The prices reported reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The prices have been adjusted to reflect a 10% stock dividend declared in July 2006.

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	Low	High	Low	High
First Quarter	$10.91	$14.09	$7.09	$8.41
Second Quarter	$11.36	$13.86	$7.55	$8.64
Third Quarter	$13.75	$17.00	$8.41	$9.32
Fourth Quarter	$16.00	$19.75	$8.41	$12.27

As of March 1, 2007, there were approximately 575 holders of record of the Company's common stock, excluding individual participants in security position listings.

In each of 2005 and 2006, the Company paid cash dividends totaling $0.08 per share. The dividend policy of the Company as well as the Bank is subject to the discretion of their respective Boards of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. South Carolina banking regulations restrict the amount of cash dividends that can be paid to the Company by the Bank, and all of the Bank's cash dividends to the Company are subject to the prior approval of the South Carolina Commissioner of Banking.

GrandSouth Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to J. B. Garrett, Senior Vice President and Chief Financial Officer, GrandSouth Bancorporation, 381 Halton Road, Greenville, South Carolina 29607.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." You can identify these forward-looking statements through our use of words such as "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "project, " "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that we are a relatively new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- our growth and our ability to maintain growth;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the effect of interest rate changes on our volume and composition of deposits, loan demand and the value of our loan collateral and securities;
- the effects of competition from other financial institutions operating in our market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- potential losses arising from failure of customers to repay loans;
- failure of assumptions underlying the establishment of our allowance for loan losses, including the value of collateral securing loans; and
- loss of consumer confidence and economic disruptions resulting from terrorist activities.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

This discussion is intended to assist in understanding the financial condition and results of operations of the Company, and should be read in conjunction with the Company's consolidated financial statements and related notes contained elsewhere herein. Because the Bank is responsible for all of the Company's operations, the discussion will refer to the results of operations of the Bank. Dollars are in thousands except for per share data, unless otherwise noted.

Critical Accounting Policies and Estimates

The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers these accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, however, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting estimate that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the "Allowance for Loan Losses" section below for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Financial Condition

The major components of the Company's balance sheet are broken out in the table below:

	December 31, 2006	December 31, 2005
Total assets	$300,310	$251,948
Loans, net	224,338	197,312
Investments and fed funds	55,809	35,270
Cash and due from banks	6,145	6,628
Total liabilities	280,840	235,820
Deposits	268,923	221,661
FHLB advances	--	8,500
Other borrowings	8,247	3,900
Shareholders' equity	19,470	16,128

The 2006 increase in net loans of $27,026 is the result of continued strong loan demand, especially in the real estate construction sector. The increase of $20,539 in investment securities, other investments, and federal funds sold is the result of the Company's management of the liquidity needs of the institution. The increase of $47,262 in deposits in 2006 is the result of opening a new branch office and new money market accounts opened at all locations during the period. Deposit growth has also been stimulated by the introduction of bill pay through our internet banking site www.GrandSouth.com, as well as the introduction of a new cash management tool which enables commercial customers to scan their deposits and receive immediate credit for them. The growth in deposits has enabled the bank to reduce the need for additional Federal Home Loan Bank ("FHLB") advances as the existing ones matured. The net increase of $4,347 in other borrowings is the result of paying off an old line of credit of $3,900 and issuing junior subordinated debentures in the amount of $8,247. Proceeds from the issuance of junior subordinated debentures were also used to inject approximately $3 million of capital into the Bank. The junior subordinated debenture agreement was executed during the second quarter of 2006 in order to enhance the Company's Tier 1 and the Bank's total capital. See "Issuance of Junior Subordinated Debentures" below. The increase of $3,342 in shareholders' equity is the result of $3,260 in earnings generated by the Company, an increase in accumulated other comprehensive income of $223, $12 in proceeds from the exercise of stock options and $110 in capital generated by the recognition of the expense of granting stock options, offset by dividends declared of $258.

The largest component of total assets is loans, which are discussed in detail later in these sections: "Loan Portfolio," and "Credit Risk."

Issuance of Junior Subordinated Debentures

On May 3, 2006, the Company sponsored the creation of a Delaware statutory trust, GrandSouth Capital Trust I (the "Trust"), and is the sole owner of the $247 in common securities issued by the Trust. On May 10, 2006, the Trust issued $8,000 in floating rate capital securities. The proceeds of this issuance, and the amount of the Company's investment in the common securities, were used to acquire $8,247 principal amount of the Company's floating rate junior subordinated debt securities due 2036 ("Debentures"). The debentures are prepayable without penalty anytime after their fifth anniversary. These securities, and the accrued interest thereon, now constitute the Trust's sole assets. Under current Federal Reserve regulations, these securities are eligible to be treated as Tier 1 capital by the Company. Upon repayment or redemption of the Debentures, the Trust will use the proceeds of the transaction to redeem an equivalent amount of capital securities and common securities. The Trust's obligations under the capital securities are unconditionally guaranteed by the Company. For further discussion, please see note 9 to the Company's consolidated financial statements.

Earnings Performance

The Company's income and expense items are highlighted in the following table:

	December 31, 2006	December 31, 2005
Net income	$3,260	$2,361
Earnings per share, basic(1)	$0.97	$0.83
Earnings per share, diluted(1)(2)	$0.89	$0.69
Net interest income (3)	$12,770	$9,623
Noninterest income (4)	759	580
Provision for loan losses	1,110	1,125
Noninterest expenses (5)	7,398	5,562

(1) Basic and diluted earnings per share for 2005 have been restated to reflect the 10% stock dividend declared in July 2006.
(2) Diluted earnings per share reflect the effect of the assumed exercise of unexercised stock options outstanding, and for 2005, the conversion of subordinated debentures.
(3) Net interest income is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities.
(4) Noninterest income is principally service charges, fees and commissions, and gains on sales of investment securities and assets acquired in the settlement of loans.
(5) Noninterest expenses consist principally of salaries and benefits, occupancy and equipment expenses and data processing expenses.

Net Interest Income

Net interest income is the amount of interest earned on interest-earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest-bearing liabilities (interest-bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest-earning assets and interest-bearing liabilities and the relative funding of these assets.

During the year ended December 31, 2006, net interest income was $12,770. For the year ended December 31, 2005, net interest income was $9,623. This increase was primarily attributable to an increase in the volume of average interest-earning assets, which increased to $265,268 in 2006 from $217,014 in 2005. The average yield on interest-earning assets increased to 8.90% in 2006 from 7.43% in 2005, while the average cost of interest-bearing liabilities increased to 4.43% in 2006 from 3.17% in 2005. The net yield on average interest-earning assets increased to 4.81% in 2006 from 4.43% in 2005, increasing the benefit of the increased volume of interest-earning assets.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

The table below provides a detailed analysis of the average yields and average effective rates on the categories of interest earning assets and interest bearing liabilities for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004		
	Average Balances	Interest Income(1)/ Expense	Yields/ Rates	Average Balances	Interest Income(1)/ Expense	Yields/ Rates	Average Balances	Interest Income/ Expense	Yields/ Rates
Assets									
Federal funds sold and interest bearing deposits	$ 13,144	$ 651	4.95%	$ 9,253	$ 311	3.36%	$ 6,494	$ 83	1.28%
Investment securities	36,451	1,622	4.45	24,185	895	3.70	16,629	525	3.16
Loans (2)	215,673	21,338	9.89	183,576	14,917	8.13	162,044	9,901	6.11
Total interest earning assets	265,268	23,611	8.90	217,014	16,123	7.43	185,167	10,509	5.68
Cash and due from banks	4,087			3,737			2,504		
Allowance for loan losses	(2,831)			(2,503)			(2,214)		
Premises and equipment	4,938			3,979			3,774		
Other assets	8,508			9,848			5,445		
Total assets	$ 279,970			$ 232,075			$ 194,676		
Liabilities and shareholders' equity									
NOW accounts	2,934	8	0.27	3,022	7	0.23	2,849	8	0.28
Savings	656	3	0.46	765	4	0.52	813	4	0.49
Money market accounts	66,774	2,805	4.20	53,837	1,419	2.64	59,190	1,209	2.04
Time deposits	160,594	7,229	4.50	130,419	4,290	3.29	92,410	2,029	2.20
Interest bearing deposits	230,958	10,045	4.35	188,043	5,720	3.04	155,262	3,250	2.09
FHLB advances	6,905	301	4.36	11,392	459	4.03	11,498	425	3.70
Other borrowings	1,401	106	7.57	3,232	205	6.34	2,067	81	3.92
Subordinated debentures	5,267	389	7.39	2,460	116	4.72	3,500	79	2.26
Total interest bearing liabilities	244,531	10,841	4.43	205,127	6,500	3.17	172,327	3,835	2.23
Noninterest bearing demand deposits	14,296			12,107			9,853		
Other liabilities	3,188			1,965			2,777		
Total liabilities	262,015			219,199			184,957		
Shareholders' equity	17,955			12,876			9,719		
Total liabilities and shareholders' equity	$ 279,970			$ 232,075			$ 194,676		
Interest rate spread (3)			4.47			4.26			3.45
Net interest income and net interest margin (4)		$ 12,770	4.81		$ 9,623	4.43		$ 6,674	3.60
Interest free funds supporting earning assets (5)	$ 20,737			$ 11,887			$ 12,840		

(1) Interest income on tax-exempt securities included in this category is not calculated on a tax equivalent basis because the adjustment would be immaterial to the above analysis.
(2) Nonaccrual loans are included in average loan balances for yield computations. The effect of foregone interest income as a result of loans on nonaccrual was not considered in the above analysis, but is not material. All loans and deposits are domestic. Loan fees are included in the interest income computation, but are not considered material to the above analysis.
(3) Total interest earnings assets yield less the total interest bearing liabilities rate.
(4) Net interest margin is net interest income divided by total average interest earning assets.
(5) Total interest earnings assets less total interest bearing liabilities.

Rate/Volume Analysis of Net Interest Income

The effect of changes in average balances (volume) and rates on interest income, interest expense and net interest income, for the periods indicated, is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the earlier period to the change in the average rate in the later period, as compared with the earlier period. The effect of changes in volume/rate has been determined by applying the amount of the change in average rates to the amount of the change in average volumes, and allocated to volume and rate based on their proportions to the absolute value of each.

	Year ended December 31, 2006 Compared to 2005 Increase (Decrease) Due to			Year Ended December 31, 2005 Compared to 2004 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest earned on:						
Federal funds sold and interest earning deposits	$ 131	$ 209	$ 340	$ 36	$ 192	$ 228
Investment securities (1)	454	273	727	239	131	370
Gross Loans (2)	2,406	4,015	6,421	1,314	3,702	5,016
Total Interest Income	2,991	4,497	7,488	1,589	4,025	5,614
Interest paid on:						
Now Accounts	-	1	1	-	(1)	(1)
Savings accounts	(1)	-	(1)	-	-	-
Money Market accounts	343	1,043	1,386	(109)	319	210
Time deposits	994	1,945	2,939	837	1,424	2,261
FHLB advances	(181)	23	(158)	(4)	38	34
Other borrowings	(117)	18	(99)	46	78	124
Subordinated debentures	132	141	273	(23)	60	37
Total Interest Expense	1,170	3,171	4,341	747	1,918	2,665
Change in Net Interest Income	$ 1,821	$ 1,326	$ 3,147	$ 842	$ 2,107	$ 2,949

Notes to rate/volume table:

(1) The changes in rate are not calculated on a fully tax-equivalent basis.

(2) Interest income on nonaccruing loans is recognized on a cash basis. Loan income includes loan fees, which are immaterial to the calculation. Volume changes are calculated using average loan balances that include nonaccrual loans as well.

During 2007, management expects that short-term interest rates will remain flat. Therefore, any improvements in net interest income for 2007 are expected to be the result of increases in the volume and changes in the mix of interest-earning assets and interest-bearing liabilities. Management expects to continue to use aggressive marketing strategies to increase the Bank's market share for both deposits and quality loans within the Greenville and Anderson, South Carolina areas. These strategies involve offering attractive interest rates and continuing the Bank's commitment to providing outstanding customer service.

Interest Rate Sensitivity

Management of interest rate sensitivity includes the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income, and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure in conjunction with the expected movement in the interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis," indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at December 31, 2006 of $75,979 for a cumulative gap ratio of (26.7)%.

When interest-sensitive assets exceed interest sensitive liabilities for a specific repricing period, a positive interest sensitive gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets. For a bank with a negative gap, such as the Bank, rising interest rates would be expected to have a negative effect on net interest income and falling rates would be expected to have the opposite effect. However, gap analysis, such as the table below, does not take into account actions by a bank or its customers during periods of changing rates, which could significantly change the effects of rate changes than would otherwise be expected.

The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Loans are listed gross, but excluding loans in nonaccrual status. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Subordinated debentures reprice every three months.

Interest Sensitivity Analysis

	December 31, 2006				
	Within 3 Months	Over 3 to 12 Months	Over 12 Months	Nonaccrual Loans	Total
Interest-earning assets					
Federal funds sold and interest earning deposits	$ 16,069	$ -	$ -	$ -	$ 16,069
Investment securities	3,514	4,958	33,678	-	42,150
Gross loans	111,823	20,095	94,009	834	226,761
Total interest earning assets	131,406	25,053	127,687	834	284,980
Interest bearing liabilities					
Interest bearing deposits					
Transaction accounts	3,224	-	-	-	3,224
Savings and money market accounts	83,109	-	-	-	83,109
Time deposits over $100M	13,815	48,569	13,826	-	76,210
Other time deposits	10,707	64,767	15,691	-	91,165
Total interest bearing deposits	110,855	113,336	29,517	-	253,708
Subordinated debentures	8,247	-	-	-	8,247
Total interest bearing liabilities	$ 119,102	$ 113,336	$ 29,517	$ -	$ 261,955
Period interest sensitive gap	$ 12,304	$ (88,283)			
Cumulative interest sensitive gap	$ 12,304	$ (75,979)			
Gap ratio as a percentage of earning assets	4.3%	(31.0)%			
Cumulative gap ratio as a percentage of earning assets	4.3%	(26.7)%			

Provision for Loan Losses

The allowance for loan losses, established through charges to expense in the form of a provision for loan losses, accounts for loan losses inherent in the Bank's loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance for loan losses is based on management's judgment as to the amount required to maintain an allowance adequate to provide for estimated inherent losses in the loan portfolio. The Bank provided $1,110 and $1,125 to the allowance during the years ended December 31, 2006 and 2005, respectively. The decrease in the provision for loan losses for 2006 versus 2005 was the result of a significant decrease in nonaccrual loans. The significant decrease in nonaccrual loans corresponds to the significant increase in charge-offs in 2006 which were anticipated in 2005. See "Allowance for Loan Losses" for further information about factors considered by management in setting the amount of the allowance.

Other Income

In 2006, the Bank had other income of $759 compared to $580 in 2005. The increase was primarily the result of a gain of $119 on the sale of assets previously acquired by the bank in settlement of a loan. This increase is also attributable to a 25% increase in service charges on deposit accounts which directly correlates to the 21% increase in deposit accounts.

Other Expenses

Salaries and employee benefits totaled $4,628 and $3,095 for 2006 and 2005, respectively. The increase was primarily due to the expansion of the commercial loan department and the addition of staff for the Anderson branch. At December 31, 2006, the bank had 66 full-time equivalent employees, compared to 54 at December 31, 2005. Data processing expenses grew 21% as a direct result of the increased number of accounts serviced and the new products offered.

Income Taxes

During the years ended December 31, 2006 and 2005, the Bank recorded income tax expense of $1,761 and $1,155, respectively. The Bank accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes.

Investment Portfolio

As of December 31, 2006, the Bank's investment portfolio, excluding investments required for membership in the FHLB, comprised approximately 14% of total assets. The following table summarizes the book value amounts of securities held by the Bank at December 31, 2006, 2005 and 2004. (Available-for-sale securities are carried at estimated fair value on the balance sheet. These fair values are disclosed in detail in Note 3 to the consolidated financial statements.) The Bank had no held-to-maturity or trading securities at December 31, 2006, 2005 or 2004.

Investment Securities Portfolio Composition

	December 31, 2006	December 31, 2005	December 31, 2004
	Book Value	Book Value	Book Value
Government-sponsored enterprises	$ 22,500	$ 14,498	$7,496
State and Municipals	3,332	463	--
Mortgage-backed	16,023	13,772	8,924
	$41,855	$28,733	$16,420

Government-sponsored enterprises include FHLB bonds, Federal Home Loan Mortgage Corporation ("FHLMC") bonds, Federal National Mortgage Association ("FNMA") bonds and an FHLB structured note. The Bank also holds stock in the FHLB. This stock was recorded at a cost of $504 at December 31, 2006, and $798 at December 31, 2005, and has no quoted market value. However, redemption of this stock has historically been at par value. The decrease in stock held at December 31, 2006 corresponds to the repayment of FHLB advances during 2006.

The following table presents maturities and weighted average yields of debt securities available for sale at December 31, 2006. All of the securities are stated at estimated fair value. The tax equivalent yields are based on the amortized cost of the investment securities and a 34% effective tax rate.

Investment Securities Portfolio Maturities and Yields

	December 31, 2006	
	Fair Value	Tax Equivalent Yield
Government-sponsored enterprises		
Due within one year	$ 7,967	3.84%
Due from one to five years	12,474	4.98%
Due from five to ten years	2,028	5.80%
Due after ten years	-	-
State and municipals		
Due within one year	-	-
Due from one to five years	-	-
Due from five to ten years	-	-
Due after ten years	3,339	5.81%
Mortgage backed		
Due within one year	-	-
Due from one to five years	2,989	4.71%
Due from five to ten years	7,819	4.14%
Due after ten years	5,030	5.76%
Total	$ 41,646	4.78%

Tax Exempt Investment Securities

During 2006, due primarily to the opening of the Anderson branch, deposits have grown faster than loans resulting in excess funds available to invest in federal funds sold and additional investment securities. The Company has been investing in all categories of current investment securities and has made an effort to increase the municipal portfolio to take advantage of the tax savings associated with these investment securities. In 2006, the extent of recognition of exemption from taxation associated with these investment securities amounted to $23.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals, industry or group of related individuals or industries, and there are no foreign loans. The amount of loans outstanding at December 31, 2006, 2005, 2004, 2003 and 2002 is shown in the following table according to type of loan:

Types of Loans

	December 31,				
	2006	2005	2004	2003	2002
Commercial, financial and agricultural	$35,783	$41,915	$33,644	$ 30,500	$ 45,122
Real estate – construction	65,096	39,895	39,170	15,814	13,627
Real estate – mortgage	120,673	110,694	96,984	94,391	44,840
Installment loans to individuals	5,209	7,858	6,660	9,691	7,350
Total loans	226,761	200,362	176,458	150,396	110,939
Less allowance for loan losses	(2,423)	(3,050)	(2,293)	(2,345)	(1,395)
	$224,338	$197,312	$174,165	$148,051	$109,544

Credit Risk

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial, Financial and Agricultural Loans

Commercial, financial and agricultural loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, initial and continuing financial analysis of a borrower's financial information is required.

Real Estate -- construction Loans

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and nonfarm, nonresidential real estate. Generally, loan-to-cost ratios are limited to 80% and the Bank reviews the financial ability of the borrower to meet the guidelines of permanent financing prior to the advancement of the construction loan proceeds.

Real Estate -- mortgage Loans

Loans secured by real estate mortgages (residential and commercial) comprised 53% of the Bank's loan portfolio at December 31, 2006 compared to 55% at December 31, 2005. The repayment of both residential and commercial real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Residential real estate loans, which make up $45,306 of the $120,673 at December 31, 2006, consist mainly of first and second mortgages on single-family homes, with some multifamily loans. Loan-to-value ratios ("LTV") for these instruments are generally limited to 80%. Occasionally loans with greater than 100% LTV will be originated to refinance previously unsecured consumer debt, on the assumption that it is better to have some collateral than none. The Bank does not require private mortgage insurance (PMI) on loans with greater than an 80% LTV. The Bank monitors key factors on loans, including LTV, with monthly reports reviewed by senior management. At December 31, 2006, the Bank had six loans in this category amounting to $1,080 in loans with LTV greater than 100%.

The Bank offers a variety of fixed-rate residential real estate loan products. Generally, the residential loans that are kept in-house are fixed-rate balloons with maturities up to 5 years. The underwriting for these loans is performed in-house within an officer's lending authority. These loans are re-negotiated near the end of the term. Conventional, adjustable-rate-mortgage products can be originated by the Bank in the secondary market in the name of another financial institution. Because these loans are closed in the other bank's name, they are not recorded on the Bank's books. The Bank receives an origination fee for its role in the process.

Nonfarm, nonresidential loans (i.e., commercial real estate mortgage loans) are secured by business and commercial properties with LTV generally limited to 80%. These loans consist of $75,367 of the $120,673 in real estate loans reported at December 31, 2006. At December 31, 2006, the Bank had five loans in this category amounting to $2,030 in loans with LTV greater than 100%.

Maturity and Interest Sensitivities of Loans to Changes in Interest Rates

The following table sets forth the maturity distribution of the Company's commercial, financial and agricultural loans and real estate-construction loans at December 31, 2006, as well as the amount of fixed and variable rate loans due after one year.

	December 31, 2006			
	Due in One Year Or Less	Due After One Through Five Years	Due After Five Years	Total
Commercial, financial and industrial	$ 20,409	$ 8,165	$ 7,209	$ 35,783
Real estate – construction	31,245	30,332	3,519	65,096
Total amount of above loans that are fixed rate and due after one year				$ 22,594
Total amount of above loans that are variable rate and due after one year				$ 26,631

Nonperforming Loans; Other Problem Assets

Generally, when a loan is 90 days past due as to interest or principal or there is serious doubt as to collectibility, the accrual of interest income is discontinued. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by charge-off to the allowance for loan losses of the difference between book value and estimated fair value and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged-off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

At December 31, 2006 and 2005, the Bank had $834 and $2,551, respectively, of nonaccrual loans. The decrease in 2006 was primarily attributable to the charge-offs of over $2,000 in previously non-accruing loans and the Bank's acquiring an asset in the settlement of a non-accrual loan of $149. Gross interest income that would have been recorded with respect to nonaccrual loans in 2006 and 2005 under the original terms of the loans was $318 and $96, respectively. No interest income on nonaccrual loans was included in net income for the years ended December 31, 2006 or 2005. At December 31, 2006 and 2005, there were no loans that were 90 days or more past due and still accruing interest, and no restructured loans.

Included in the $2,551 of nonaccrual loans at December 31, 2005 were $1,660 in loans to one customer for which the Company specifically reserved $500 in anticipation of charge-offs. At the filing of the 2005 Annual Report on Form 10-K, the Company believed that the business was still a going concern with enough cash flow to service the debt or was saleable and would net enough proceeds to pay off the remainder of the loans. However, events occurred during 2006 that were not foreseeable at the filing of the 2005 report. These events included the business losing its biggest customer which accounted for approximately 65% of its sales. Based on these events, the Bank realized full collectibility was not probable, and charged-off $1,360 of these loans. At December 31, 2006, a balance of $216 remains on the Bank's books in nonaccrual status and is considered "impaired" in accordance with SFAS No. 114 (See Note 1 to the Consolidated Financial Statements). Management has not charged-off the remainder of the loans due to the fact that the fair value of the collateral involved meets or exceeds the present value of expected future cash flows.

Nonaccrual, Past Due and Restructured Loans

Nonperforming assets are shown in the following table:

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Accruing loans which are contractually past due 90 days or more as to principal or interest payments	$ -	$ -	$ -	$ 393	$ -
Loans accounted for on a non-accrual basis:					
Commercial, financial and agricultural	435	329	-	56	7
Real estate – construction	-	-	10	16	-
Real estate – mortgage	378	2,210	1,394	1,052	789
Installment loans to individuals	21	12	93	107	59
Total non-accrual loans	834	2,551	1,497	1,231	855
Troubled debt restructurings	-	-	-	-	-
Total nonperforming loans	834	2,551	1,497	1,624	855
Other nonperforming assets	149	630	881	411	243
Total nonperforming assets	$ 983	$ 3,181	$ 2,378	$ 2,035	$ 1,098
Nonperforming assets to total assets	0.33%	1.26%	1.14%	1.18%	0.78%
Percentage of nonperforming assets to total loans and other nonperforming assets	0.43%	1.58%	1.34%	1.35%	0.99%

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. Management monitors this list closely and maintains dialogue with the borrowers to determine if and when circumstances arise to either remove the loan from this list or set up a specific reserve for it. These are loans that are not included in nonaccrual loan listings, or loan listings that are past due 90 days or more and still accruing. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. At December 31, 2006, loans in the amount of $1,050 were determined by management to be potential problem loans. Management is unable to determine the potential impact of these loans at the present time.

Assets Acquired in Settlement of Loans

At December 31, 2006 and 2005, the Bank had assets acquired in settlements of loans of approximately $149 and $630, respectively. For both years, those amounts represented 100% of real estate owned. One property was sold in 2006 and one property was acquired in 2006. The Company recognized a gain of $119 on the sale of the former property. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition, and written down periodically if the appraised value is deemed not to be realizable.

Allowance for Loan Losses

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount, which in management's opinion, is adequate to absorb probable losses in the existing portfolio. All loan losses are charged to the allowance and all recoveries are credited to the allowance. Additions to the allowance for loan losses are provided by charges to operations based on various factors which, in management's judgment, deserve current recognition in estimating losses. Such factors considered by management include the market value of the underlying collateral, growth and composition of credit risk within the loan portfolio, loss experience, review of problem assets, delinquency trends, and local and regional economic conditions. Management evaluates the carrying value of loans quarterly and the allowance is adjusted accordingly. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

The adequacy of the allowance is analyzed on a quarterly basis. For purposes of this analysis, adequacy is defined as a level of resources appropriate to absorb probable losses inherent in the loan portfolio. The methodology employed for this analysis considers historical loan loss experience, the results of loan reviews, current economic conditions, and other qualitative and quantitative factors that warrant current consideration in determining an adequate allowance.

The evaluation of the allowance is segregated into general allocations and specific allocations. For general allocations, the portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified trends or changes in current portfolio characteristics. Historical loss ratios are calculated by risk grade. The resulting percentages are then applied to the dollar amounts of the loans in each segment to arrive at each segment's probable loss levels.

Certain nonperforming loans are individually assessed for impairment under SFAS 114, "Accounting by Creditors for Impairment of a Loan," and assigned specific allocations. Other identified high-risk loans or credit relationships based on internal risk ratings are also individually assessed and assigned specific allocations.

The general allocation also includes a component for probable losses inherent in the portfolio, based on management's analysis that is not fully captured elsewhere in the allowance. This component serves to address the inherent estimation and imprecision risk in the methodology as well as address management's evaluation of various factors or conditions not otherwise directly measured in the evaluation of the general and specific allocations. Such factors or conditions may include evaluation of current general economic and business conditions; geographic, collateral or other concentrations; system, procedural, policy or underwriting changes; experience of lending staff; entry into new markets or new product offerings; and results from internal and external portfolio examinations.

Assessing the adequacy of the allowance is a process that requires considerable judgment. Management's methodology and judgments are based on the information currently available and includes numerous assumptions about current events, which are believed reasonable, but which may or may not be valid. Thus, there can be no assurance that loan losses in future periods will not exceed the current allowance amount or that future increases in the allowance will not be required. No assurance can be given that management's ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the allowance, thus adversely affecting the operating results of the Company. Management believes that the current level of the allowance for loan losses is presently adequate considering the composition of the loan portfolio, the portfolio's loss experience, delinquency trends, current regional and local economic conditions and other factors.

The allowance is also subject to examination and adequacy testing by regulatory agencies, whom may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. In addition, such regulatory agencies could require management to adjust the allowance based on information available to them at the time of their examination.

The following table, "Analysis of the Allowance for Loan Losses," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense through the provision for loan losses.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2006	2005	2004	2003	2002
Total gross loans outstanding at end of period	$226,761	$200,362	$176,458	$150,396	$110,939
Average amount of loans outstanding, gross	215,673	183,576	162,044	130,448	99,820
Balance of allowance for loan losses -					
At beginning of the period	3,050	2,293	2,345	1,395	1,176
Charge offs:					
Commercial, financial and agricultural	(787)	(123)	(135)	(90)	(25)
Real estate -- construction	-	-	-	(82)	-
Real estate -- mortgage	(1,375)	(347)	(466)	(120)	(529)
Installment loans to individuals	(17)	(13)	(475)	(97)	(54)
Total charge-offs	(2,179)	(483)	(1,076)	(389)	(608)
Recoveries of loans previously charged-off:					
Commercial, financial and agricultural	342	25	-	-	16
Real estate -- construction	-	-	-	-	-
Real estate -- mortgage	54	76	1	-	6
Installment loans to individuals	46	14	23	-	-
Total recoveries	442	115	24	-	22
Net charge-offs	(1,737)	(368)	(1,052)	(389)	(586)
Additions to allowance for loan losses during period	1,110	1,125	1,000	1,339	805
Balance of allowance for loan losses-ending of the period	$ 2,423	$ 3,050	$ 2,293	$ 2,345	$ 1,395
Ratios					
Net charge-offs during period to average loans outstanding during period	0.81%	0.20%	0.65%	0.30%	0.59%
Allowance for loan losses to loans at end of period	1.07	1.52	1.30	1.56	1.26
Net charge-offs to allowance for loan losses	71.7	12.1	45.9	16.6	42.0

Allocation of the Allowance for Loan Losses

Below is an allocation of the allowance for loan losses at December 31, 2006 and 2005.

	December 31, 2006			
Balance at End of Period Applicable to:		Allowance Allocation	Percent of Allocated Allowance to Total Allowance	Percent of loans in each category to total loans
Commercial, financial and agricultural	$	884	37%	16%
Real estate -- construction		228	9%	29%
Real estate -- mortgage		790	33%	53%
Installment loans to individuals		33	1%	2%
Unallocated		488	20%	-
Total	$	2,423	100%	100%

Balance at End of Period Applicable to:		December 31, 2005 Allowance Allocation	Percent of Allocated Allowance to Total Allowance	Percent of loans in each category to total loans
Commercial, financial and agricultural	$	1,104	36%	21%
Real estate -- construction		100	3%	20%
Real estate -- mortgage		624	21%	55%
Installment loans to individuals		26	1%	4%
Unallocated		1,196	39%	-
Total	$	3,050	100%	100%

Deposits

The amounts and composition of total deposits as of December 31, 2006 and 2005 were as follows:

	December 31, 2006 Amount	2006 Percent	2005 Amount	2005 Percent
Noninterest bearing demand	$ 15,215	5.7%	$ 12,321	5.6%
Interest bearing demand	3,224	1.2	2,941	1.3
Money market accounts	82,538	30.7	50,905	23.0
Savings	571	0.2	751	0.3
Time certificates of deposit, less than $100,000	91,165	33.9	80,064	36.1
Time certificates of deposit, $100,000 or more	76,210	28.3	74,679	33.7
	$ 268,923	100.0%	$ 221,661	100.0%

At December 31, 2006 the scheduled maturities of time certificates of deposit of $100,000 or more are:

Three months or less	$	13,815
Over three through six months		15,665
Over six through twelve months		32,904
Over twelve months		13,826
	$	76,210

Return on Equity and Assets

The following table shows the return on assets (net income divided by average assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2006, 2005 and 2004. The dividend payout ratios for 2005 and 2004 have been restated to reflect the 10% stock dividend declared in July 2006.

	December 31, 2006	2005	2004
Return on average assets	1.16%	1.02%	0.68%
Return on average equity	18.16%	18.34%	13.57%
Dividend payout ratio	8.25%	9.64%	16.00%
Average equity to average assets ratio	6.41%	5.55%	4.99%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loan originations and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets, which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). Asset liquidity is also provided from funds from maturing loans . However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000 and less brokered deposits) provide a relatively stable funding base, and were equal to 59% of total assets at December 31, 2006. The Bank is a member of the FHLB of Atlanta and, as such, has the ability to borrow against the security of its investment portfolio and qualifying mortgage loans. The unused borrowing capacity currently available from the FHLB, which at December 31, 2006 was approximately $45,047, assumes that the Bank's $504 investment in FHLB stock will also be used as collateral. The Bank believes that it could obtain additional borrowing capacity from the FHLB by identifying additional qualifying collateral that could be pledged.

The Company also has $9,400 available through lines of credit with other banks as an additional source of liquidity funding. Management believes that the Company's overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Short-Term Borrowings

The short-term borrowings of the Company consist of Federal Home Loan Bank advances. Information on the balances outstanding for each period reported and interest rates are disclosed in the table below.

		For the Years Ended	
	December 31, 2006	December 31, 2005	December 31, 2004
Outstanding at end of period	$-	$8,500	$13,500
Weighted average rate, end of period	-%	4.34%	3.67%
Maximum amount outstanding at any month end	$8,500	$16,500	$15,500
Average amount outstanding during the period	$6,905	$11,392	$11,498
Weighted average rate, during the period	4.36%	4.03%	3.70%

Off-Balance Sheet Arrangements

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These instruments represent unfunded commitments, not outstanding balances, therefore, the risk associated with these financial instruments is referred to as "off-balance sheet risk." The Bank's financial instruments with off-balance sheet risk consist of 1) commitments to extend credit and 2) standby letters of credit. Both involve elements of credit and interest rate risk not reflected on the balance sheet. We use the same credit and collateral policies in making these commitments as we do for on-balance sheet instruments.

Commitments to extend credit are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2006, the Bank had issued commitments to extend credit of $71,053 through various types of lending. Commitments at variable rates of interest totaled $42,875 and commitments at fixed rates totaled $28,178. The commitments generally expire over one year. Past experience indicates that many of these commitments to extend credit will expire unused. However, as described in "Liquidity," the Company believes that it has adequate sources of liquidity to fund commitments that are drawn upon by the borrower.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. If these standby letters of credit are utilized, they become loans on the Bank's books. Standby letters of credit totaled $1,318 at December 31, 2006. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. Obligations under noncancelable operating lease agreements totaled approximately $333 at December 31, 2006. These obligations are payable over several years as shown in Note 10 to the Company's consolidated financial statements.

Capital Resources

Shareholders' equity increased $3,342 during 2006. The increase in shareholders' equity is the result of $3,260 in earnings generated by the Company, an increase in accumulated other comprehensive income of $223, $12 in proceeds from the exercise of stock options and $110 in capital generated by the recognition of the expense of granting stock options, offset by dividends declared of $258. The unrealized losses on investment securities are not considered to be other than temporary because the Company has the ability and intent to hold the securities until such time as the value recovers or the securities mature.

The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions and holding companies are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank. If the capital position of an institution falls below certain levels, increasingly stringent regulatory corrective actions are mandated.

It is management's objective to maintain the capital levels such that the Bank will continue to be considered well capitalized. However, no assurance can be given that this objective will be achieved. The Company anticipates that it will maintain capital at levels that will allow the Company and the Bank to qualify as being adequately capitalized as defined by regulation, and as of December 31, 2006, the Company and the Bank exceed the capital levels that are required to be maintained.

Company and Bank capital ratios at December 31, 2006 are presented in the following table, compared with the "well capitalized" and minimum ratios under the Federal Reserve and FDIC regulatory definitions and guidelines:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Company (consolidated):						
As of December 31, 2006						
Total capital (to risk weighted assets)	$ 30,031	12.3%	$ 19,576	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	26,079	10.7	9,788	4.0	N/A	N/A
Tier 1 capital (to average assets)	26,079	9.3	11,199	4.0	N/A	N/A
As of December 31, 2005						
Total capital (to risk weighted assets)	$ 18,374	8.8%	$ 16,787	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	15,747	7.5	8,393	4.0	N/A	N/A
Tier 1 capital (to average assets)	15,747	6.7	9,416	4.0	N/A	N/A
Bank:						
As of December 31, 2006						
Total capital (to risk weighted assets)	$ 27,623	11.3%	$ 19,555	8.0%	$ 24,443	10.0%
Tier 1 capital (to risk weighted assets)	25,200	10.3	9,777	4.0	14,666	6.0
Tier 1 capital (to average assets)	25,200	8.5	11,812	4.0	14,765	5.0
As of December 31, 2005						
Total capital (to risk weighted assets)	$ 21,145	10.1%	$ 16,778	8.0%	$ 20,972	10.0%
Tier 1 capital (to risk weighted assets)	18,518	8.8	8,389	4.0	12,583	6.0
Tier 1 capital (to average assets)	18,518	8.0	9,230	4.0	11,538	5.0

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses, which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services will result in increased operating expenses.

Recently Issued Accounting Standards

Recently issued accounting standards and pronouncements are discussed in Note 1, Summary of Significant Accounting Policies and Activities, in our Report on consolidated financial statements included herein. Other accounting standards, which have been issued or proposed by the Financial Accounting Standards Board ("FASB") that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

ElliottDavis
Accountants and Business Advisors

1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
GrandSouth Bancorporation and Subsidiary
Greenville, South Carolina

We have audited the accompanying consolidated balance sheets of GrandSouth Bancorporation and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GrandSouth Bancorporation and Subsidiary as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Columbia, South Carolina
March 21, 2007

GRANDSOUTH BANCORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	DECEMBER 31, 2006	DECEMBER 31, 2005
ASSETS		
Cash and due from banks	$ 6,145	$ 6,628
Federal funds sold	13,659	6,312
Cash and cash equivalents	19,804	12,940
Investment securities available for sale	41,646	28,160
Other investments, at cost	504	798
Loans, net	224,338	197,312
Premises and equipment, net	5,120	4,380
Bank owned life insurance	4,576	4,408
Assets acquired in settlement of loans	149	630
Other assets	4,173	3,320
Total assets	**$ 300,310**	**$ 251,948**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest bearing	$ 15,215	$ 12,321
Interest bearing	253,708	209,340
Total deposits	268,923	221,661
Federal Home Loan Bank advances	-	8,500
Other borrowings	-	3,900
Junior subordinated debentures	8,247	-
Other liabilities	3,670	1,759
Total liabilities	280,840	235,820
COMMITMENTS AND CONTINGENCIES – Notes 10 and 14		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 20,000,000 shares authorized, 3,373,846 and 3,065,726 shares issued and outstanding at December 31, 2006 and 2005 respectively	19,054	14,340
Retained earnings	554	2,149
Accumulated other comprehensive loss	(138)	(361)
Total shareholders' equity	19,470	16,128
Total liabilities and shareholders' equity	**$ 300,310**	**$ 251,948**

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands except per share data)

	For the years ended December 31,		
	2006	2005	2004
INTEREST INCOME			
Loans and fees on loans	$ 21,338	$ 14,917	$ 9,901
Investment securities	1,622	895	525
Other	651	311	83
Total interest income	23,611	16,123	10,509
INTEREST EXPENSE			
Deposits	10,045	5,720	3,250
Federal Home Loan Bank advances and other borrowings	407	664	506
Subordinated debentures	389	116	79
Total interest expense	10,841	6,500	3,835
Net interest income	12,770	9,623	6,674
PROVISION FOR LOAN LOSSES	1,110	1,125	1,000
Net interest income after provision for loan losses	11,660	8,498	5,674
NONINTEREST INCOME			
Service fees on deposit accounts	388	311	266
Gain on sale of investment securities available for sale	-	18	-
Gain on sale of assets acquired in the settlement of loans	119	-	-
Other	252	251	135
Total noninterest income	759	580	401
NONINTEREST EXPENSES			
Salaries and employee benefits	4,628	3,095	2,163
Data processing	408	336	321
Insurance	411	200	85
Net occupancy and expenses of premises and equipment	796	647	668
Printing, postage and supplies	222	140	97
Professional services	347	332	225
Miscellaneous loan expense	153	483	136
Other operating	433	329	292
Total noninterest expenses	7,398	5,562	3,987
Income before income taxes	5,021	3,516	2,088
INCOME TAX PROVISION	1,761	1,155	769
Net income	**$ 3,260**	**$ 2,361**	**$ 1,319**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME, CONTINUED
(Dollars in thousands except per share data)

	For the years ended December 31,		
	2006	**2005**	**2004**
NET INCOME PER COMMON SHARE*			
Basic	**$ 0.97**	**$ 0.83**	**$ 0.50**
Diluted	**$ 0.89**	**$ 0.69**	**$ 0.39**
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING*			
Basic	**3,372,065**	**2,840,528**	**2,620,593**
Diluted	**3,653,849**	**3,540,885**	**3,520,614**

*Net income per common share and weighted average number of common shares outstanding for 2005 and 2004 have been restated to reflect the ten percent stock dividend declared in July 2006.

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the years ended December 31, 2006, 2005 and 2004
(Dollars in thousands except share data)

	Common stock		Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance, December 31, 2003	2,165,970	$ 9,695	$ -	$ (54)	$ 9,641
Net income	-	-	1,319	-	1,319
Other comprehensive income - Unrealized holding gain on investment securities (net of income tax expense of $5)	-	-	-	11	11
Comprehensive income	-	-	-	-	1,330
Cash in lieu of fractional shares	(191)	(1)			(1)
Cash dividend ($.08) per share	-	-	(173)	-	(173)
Stock dividend (10%)	216,578	1,146	(1,146)	-	-
Balance, December 31, 2004	2,382,357	10,840	-	(43)	10,797
Net income	-	-	2,361	-	2,361
Other comprehensive income - Unrealized holding losses on investment securities (net of income tax benefit of $180)	-	-	-	(307)	(307)
Less reclassification adjustment for gains included in net income (net of income tax expense of $7)				(11)	(11)
Comprehensive income	-	-	-	-	2,043
Conversion of subordinated debentures into common stock	683,581	3,500	-	-	3,500
Cash in lieu of fractional shares	(212)	-	(2)	-	(2)
Cash dividend ($.08) per share	-	-	(210)	-	(210)
Balance, December 31, 2005	3,065,726	14,340	2,149	(361)	16,128
Net income	-	-	3,260	-	3,260
Other comprehensive income - Unrealized holding gains on investment securities (net of income tax effect of $141)	-	-	-	223	223
Comprehensive income	-	-	-	-	3,483
Stock based compensation	-	110	-	-	110
Stock dividend (10%)	306,573	4,592	(4,592)	-	-
Cash in lieu of fractional shares	(407)	-	(5)	-	(5)
Exercise of stock options	1,954	12	-	-	12
Cash dividend ($.08) per share	-	-	(258)	-	(258)
Balance, December 31, 2006	3,373,846	$ 19,054	$ 554	$ (138)	$ 19,470

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the years ended December 31,		
	2006	2005	2004
OPERATING ACTIVITIES			
Net income	$ 3,260	$ 2,361	$ 1,319
Adjustments to reconcile net income to net cash provided by operating activities			
Deferred income tax expense (benefit)	273	(361)	55
Provision for possible loan losses	1,110	1,125	1,000
Depreciation of premises and equipment	388	329	385
Net amortization (accretion) of investment securities available for sale	(6)	19	114
Gain on sale of investment securities available for sale	-	(18)	-
Gain on sale of property and equipment	(14)	(1)	(4)
(Gain) loss on sale of assets acquired in settlement of loans	(119)	1	13
Accretion of bank owned life insurance	(168)	(161)	-
Stock based compensation	110	-	-
Write-down of assets acquired in settlement of loans	15	251	68
Changes in operating assets and liabilities:			
Increase in other assets	(1,018)	(232)	(534)
Increase in other liabilities	1,903	185	233
Net cash provided by operating activities	5,734	3,498	2,649
INVESTING ACTIVITIES			
Origination of loans, net	(28,300)	(24,582)	(28,271)
Purchase of investment securities available for sale	(21,338)	(16,046)	(11,027)
Proceeds from principal paydowns on investment securities available for sale	3,222	2,769	2,908
Proceeds from sales of investment securities available for sale	-	962	5,500
Proceeds from maturity and calls of investment securities available for sale	5,000	-	-
Redemption (purchase) of Federal Home Loan Bank stock	294	157	(375)
Purchase of bank owned life insurance	-	-	(3,357)
Increase in cash surrender value of life insurance	-	-	(63)
Investment in capital trust	(247)	-	-
Proceeds from sale of assets acquired in settlement of loans	749	309	606
Cash equivalents acquired, net of payment for purchase acquisition	-	(737)	-
Proceeds from sale of premises and equipment	37	22	16
Purchase of premises and equipment	(1,151)	(1,101)	(132)
Net cash used for investing activities	(41,734)	(38,247)	(34,195)
FINANCING ACTIVITIES			
Increase in deposits, net	47,262	45,515	29,637
Proceeds from Federal Home Loan Bank advances	-	11,000	5,000
Repayment of Federal Home Loan Bank advances	(8,500)	(16,000)	(3,100)
Proceeds from issuance of junior subordinated debentures	8,247	-	-
Proceeds from other borrowings	100	3,900	2,500
Repayment of other borrowings	(4,000)	(2,500)	-
Proceeds from exercise of stock options	12	-	-
Dividends paid	(252)	(192)	(130)
Cash paid in lieu of fractional shares	(5)	(2)	(1)
Net cash provided by financing activities	42,864	41,721	33,906
Net increase in cash and cash equivalents	6,864	6,972	2,360

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in thousands)

	For the years ended December 31,		
	2006	2005	2004
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,940	5,968	3,608
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 19,804	$ 12,940	$ 5,968
SUPPLEMENTAL INFORMATION			
Cash paid for:			
Income taxes	$ 1,548	$ 1,225	$ 238
Interest	$ 10,671	$ 6,632	$ 3,811
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Change in unrealized gain (loss) on investment securities available for sale, before tax	$ 364	$ (505)	$ 16
Loans charged-off, net of recoveries	$ 1,737	$ 368	$ 1,052
Loans transferred to assets acquired in settlement of loans	$ 164	$ 310	$ 1,157
Dividends declared, but unpaid	$ 67	$ 61	$ 43
Subordinated debentures converted into common stock	$ -	$ 3,500	$ -
Stock dividend	$ 4,592	-	$ 1,146

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

GrandSouth Bancorporation (the "Company") is a South Carolina corporation organized in 2000 for the purpose of being a holding company for GrandSouth Bank (the "Bank"). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of $2.50 par value common stock of the Bank were exchanged for shares of no par value common stock of the Company. The Company presently engages in no business other than that of owning the Bank, has no employees, and operates as one business segment. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The GrandSouth Capital Trust 1 (see note 9) is an unconsolidated subsidiary.

The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation.

Basis of presentation

The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications have no effect on previously reported shareholders' equity, comprehensive income, or net income.

Acquisition

In May 2005, the Company acquired an auto-financing business with assets valued at $3,236 and recorded $737 in goodwill. This auto-financing business had $2,413 in specialty commercial lines of credit with the Bank.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the upstate region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or in a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that there is no concentration of credit risk associated with its lending policies or practices.

The Company's investment portfolio consists principally of obligations of the United States of America, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Investment securities

The Bank accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The statement requires investments in equity and debt securities to be classified into one of three categories:

1. Available for sale: These are securities that are not classified as either held to maturity or as trading securities. These securities are reported at fair market value which is determined using quoted market prices. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income (loss)). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amounts of the securities sold using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.

2. Held to maturity: These are securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. Premiums and discounts are amortized into interest income by a method that approximates a level yield. The Company has no held to maturity securities.

3. Trading: These are securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Loans and interest income on loans

Loans are stated at the principal balance outstanding. The allowance for possible loan losses is deducted from total loans in the consolidated balance sheets. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status until the borrower demonstrates the ability to pay principal and interest. Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are included in non-performing assets.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Allowance for loan losses

The provision for loan losses charged to operating expense reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present estimated loss characteristics of the current loan portfolio. Management's estimate is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans that are determined to be uncollectible are charged against the allowance. Provision for loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Premises and equipment

Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of premises and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Assets acquired in settlement of loans

Assets acquired in settlement of loans include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and repossessed assets. These assets are recorded at the lower of the carrying value of the loans or the estimated fair value of the related asset, net of estimated selling costs. The excess carrying value, if any, is charged to the allowance for possible loan losses upon transfer. If further reduction in value occurs, charges are included in income from operations.

Goodwill

Goodwill is included in other assets and is evaluated for impairment on at least an annual basis by comparing the fair value of its reporting units to their related carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company determines whether the implied fair value of the goodwill, using a discounted cash flow analysis, exceeds the carrying value of the goodwill. If the carrying value of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recorded in an amount equal to that excess. To date, the Company has not had to record any impairment of its goodwill.

(Continued)

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Income taxes

The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense

Advertising, promotional, and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailings are expensed in the period in which the direct mailings are sent.

Net income per common share

Net income per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share." The treasury stock method is used to compute the effect of stock options and convertible subordinated debentures on the weighted average number of common shares outstanding for diluted earnings per share. On January 22, 2004, February 28, 2005 and July 19, 2006, the Company declared ten percent stock dividends. Per share and share amounts have been retroactively restated since the Company's 2005 Annual Report on Form 10-KSB to reflect the stock dividend declared in 2006. The 2005 stock dividend was reflected in the 2004 financial statements.

Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and cash equivalents." Cash and cash equivalents have an original maturity of three months or less.

Fair values of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the consolidated balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as property and equipment and other assets and liabilities are not subject to the disclosure requirements.

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment securities portfolios that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

(Continued)

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Stock-based compensation

The Company has a stock-based employee compensation plan, which is further described in Note 16. Until January 1, 2006, the Company accounted for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost was reflected in net income prior to 2006, as all stock options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company adopted SFAS 123(R) on January 1, 2006. The following table illustrates the effect on net income and net income per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation in 2005 and 2004, and the actual expense recognized in 2006 under SFAS 123(R). Per share and weighted average shares outstanding have been restated to reflect the ten percent stock dividend declared on July 19, 2006. The February 28, 2005 stock dividend was reflected in the 2004 financial statements.

	Years ended December 31,		
	2006	2005	2004
Net income, as reported	$ 3,260	$ 2,361	$ 1,319
Add: Stock-based compensation expense included in net income, net of tax effects	71		
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(71)	(124)	(54)
Pro forma net income - basic	3,260	2,237	1,265
Add: Interest savings, net of tax/weighted average incremental shares assumed on conversion of subordinated debentures	-	73	50
Net income (2006) and pro forma net income (2005 and 2004) - diluted	$ 3,260	$ 2,310	$ 1,315
Net income per common share:			
Basic - as reported	$ 0.97	$ 0.83	$ 0.50
Basic - pro forma (2005 and 2004)	$ 0.97	$ 0.79	$ 0.48
Diluted - as reported	$ 0.89	$ 0.69	$ 0.39
Diluted - pro forma (2005 and 2004)	$ 0.89	$ 0.65	$ 0.37

(Continued)

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

The weighted average fair values of the options granted during the year ended December 31 have been estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31		
	2006	2005	2004
Assumptions:			
Dividend yield	0.64%	0.89%	1.32%
Weighted average risk-free interest rate	5.04%	4.24%	5.00%
Weighted average expected volatility	31.14%	20.09%	15.25%
Weighted average expected life in years	8.00	8.00	8.00
Weighted average fair values	$5.42	$2.79	$1.67

As of December 31, 2006 the Company had 472,038 outstanding options to employees and directors. The table set forth below summarizes stock option activity for the Company's stock compensation plan for the period ended December 31, 2006. The number of shares outstanding, granted and exercised as well as the corresponding weighted average exercise prices have been retroactively restated to reflect all stock dividends since the date the options were granted.

	Stock Options			
	Shares	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Life (Years)**	**Intrinsic Value***
Outstanding at December 31, 2005	456,392	$ 5.24		
Granted	19,800	$ 12.50		$ 248
Exercised	(1,954)	$ 5.97		$ 33
Forfeited	(2,200)	$ 8.41		
Outstanding at December 31, 2006	472,038	$ 5.53	4.86	$ 9,191
Exercisable at December 31, 2006	344,014	$ 4.15	3.48	$ 7,173

*Intrinsic value is calculated in the aggregate for shares granted, outstanding and exercisable by taking the closing price of the Company's common stock as of December 31, 2006, as reported by the OTCBB ($25.00 in this case), less the weighted-average exercise price of the respective category of stock option. That result is then multiplied by the number of shares outstanding. Intrinsic value for shares exercised is the closing price of the stock as reported by the OTCBB on the date of exercise less the actual exercise price of the particular shares exercised. This difference is then multiplied by the number of shares exercised. This intrinsic value is calculated for each exercise during the year and totaled here for all exercises during the year.

The table set forth below summarizes non-vested stock options as of December 31, 2006. The number of non-vested shares outstanding, granted and vested during the year and the weighted average fair values have been retroactively restated to reflect all stock dividends since the date the option was granted.

	Number	**Weighted- Average Grant Date Fair Value**	**Total Fair Value**
Non-vested outstanding at December 31, 2005	161,733	$ 2.38	
Granted	19,800	5.42	
Vested during the year	(51,309)	2.10	$ 108
Forfeited during the year	(2,200)	2.56	
Non-vested outstanding at December 31, 2006	128,024	3.08	

(Continued)

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

The total fair value of options vested during 2005 and 2004 was $40 for each year. As of December 31, 2006, there was $405 total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 3.92 years. The Company issues authorized but unissued shares to satisfy option exercises.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS 157, "Fair Value Measurement." The Company is currently analyzing the fair value option provided under SFAS 159.

In September 2006, the SEC issued Staff Accounting Bulleting No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported results of operations or financial conditions.

In September, 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." EITF 06-4 requires employers to recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (plan) or Accounting Principles Board Opinion No. 12, "Omnibus Opinion – 1967" (individual contract) based on the substantive agreement(s) with the employee(s). If the agreement pays a death benefit, then the Company needs to accrue that death benefit. If the agreement requires the Company to keep the split dollar arrangement in force during the retirement period, then the Company has to accrue the cost of maintaining the policy based on the employee(s) actuarial life expectancy. These expenses should be recognized over the employment service period required to vest the benefit. EITF 06-4 is effective for fiscal years beginning after December 15, 2006, but earlier adoption is permitted. Entities should recognize the effects of applying this EITF through either (a)

(Continued)

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company is currently analyzing the effect of adoption of EITF 06-4 on its financial position, results of operations and cash flows.

In September of 2006, the FASB issued SFAS 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in conformity with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. This statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. The Company does not expect the adoption of this statement to have a material effect on its financial statements or on its results of operations.

In June of 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. When a position is taken in a tax return that reduces the amount of income taxes paid to a taxing authority, the enterprise realizes an immediate economic benefit. However, considerable time can elapse before the acceptability of that tax position is determined. FIN 48 requires the affirmative evaluation that it is more likely than not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006, but earlier application is encouraged. The Company is currently analyzing the effect of adoption of FIN 48 on its financial position, results of operations and cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Federal Reserve Bank. At December 31, 2006 and 2005 these required reserves were met by vault cash.

(Continued)

(Dollars in thousands except per share data)

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are as follows:

	December 31, 2006			
	Amortized Cost	Gross unrealized Gains	Gross unrealized Losses	Fair Value
Government-sponsored enterprises	$ 22,500	$ 72	$ 103	$ 22,469
State and municipals	3,332	23	16	3,339
Mortgage backed	16,023	79	264	15,838
Total investment securities	**$ 41,855**	**$ 174**	**$ 383**	**$ 41,646**

	December 31, 2005			
	Amortized Cost	Gross unrealized Gains	Gross unrealized Losses	Fair Value
Government-sponsored enterprises	$ 14,498	$ -	$ 209	$ 14,289
State and municipals	463	-	2	461
Mortgage backed	13,772	-	362	13,410
Total investment securities	**$ 28,733**	**$ -**	**$ 573**	**$ 28,160**

Government-sponsored enterprises include FHLB bonds, FHLMC bonds, FNMA bonds and an FHLB structured note.

The amortized costs and fair values of securities available for sale at December 31, 2006, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair value
Less than one year	$ 8,012	$ 7,967
One to five years	15,511	15,463
Five to ten years	10,022	9,847
After ten years	8,310	8,369
Total investment securities	**$ 41,855**	**$ 41,646**

Investment securities with an aggregate amortized cost of $2,229 (fair value of $2,227) at December 31, 2006 and $1,499 (fair value of $1,465) at December 31, 2005 were pledged to collateralize public deposits and borrowings.

(Continued)

(Dollars in thousands except per share data)

NOTE 3 - INVESTMENT SECURITIES, Continued

The following table shows gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprises	$ -	$ -	$ 11,404	$ 103	$ 11,404	$ 103
State and municipals	1,946	16	-	-	1,946	16
Mortgage backed	823	4	9,891	260	10,714	264
Total	$ 2,769	$ 20	$ 21,295	$ 363	$ 24,064	$ 383

The following table shows gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprises	$ 6,926	$ 75	$ 7,363	$ 134	$ 14,289	$ 209
State and municipals	461	2	-	-	461	2
Mortgage backed	8,808	143	4,602	219	13,410	362
Total	$ 16,195	$ 220	$ 11,965	$ 353	$ 28,160	$ 573

At December 31, 2006, twenty-four individual securities were in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary. All of the twenty-four securities have either a Standard & Poor's AAA or a Moody's Aaa credit rating as quoted by Bloomberg.

The Bank, as a member institution of the FHLB, is required to own capital stock in the FHLB based generally upon the balance of investment securities pledged and FHLB borrowings. FHLB capital stock, with a cost of $504 and $798 at December 31, 2006 and 2005, respectively, is included in other investments in the consolidated balance sheets. The decrease in the Bank's investment in FHLB stock corresponds to the Bank's repayment of the FHLB advances previously outstanding. No ready market exists for the stock, and it has no quoted market value. However, redemption of the stock has historically been at par value.

(Continued)

(Dollars in thousands except per share data)

NOTE 4 - LOANS

The composition of net loans by major loan category is presented below:

	December 31, 2006	December 31, 2005
Commercial, financial and agricultural	$ 35,783	$ 41,915
Real estate – construction	65,096	39,895
Real estate – mortgage	120,673	110,694
Installment loans to individuals	5,209	7,858
Loans, gross	226,761	200,362
Less allowance for possible loan losses	2,423	3,050
	$ 224,338	**$ 197,312**

At December 31, 2006 and 2005, non-accrual loans totaled $834 and $2,551, respectively. The gross interest income that would have been recorded under the original terms of the loans amounted to $318, $96, and $168, in 2006, 2005 and 2004, respectively. The Bank had no loans with payments past due ninety days or more and accruing interest at December 31, 2006 and 2005. Variable rate and fixed rate loans totaled $134,582 and $92,179, respectively, at December 31, 2006.

The following is a summary of the activity within the allowance for possible loan losses for the periods presented:

	For the years ended December 31, 2006	2005	2004
Balance, beginning of year	$ 3,050	$ 2,293	$ 2,345
Provision for possible loan losses	1,110	1,125	1,000
Loans charged against the allowance, net of recoveries	(1,737)	(368)	(1,052)
Balance, end of year	**$ 2,423**	**$ 3,050**	**$ 2,293**

The following is a summary of impaired loans for the periods reported:

	At December 31, 2006	2005
Impaired loans:		
No valuation allowance required	$ 790	$ 280
Valuation allowance required	358	2,160
Total impaired loans	**$ 1,148**	**$ 2,440**
Valuation allowance	**$ 199**	**$ 630**

	For the years ended December 31, 2006	2005	2004
Average recorded investment in impaired loans	$ 2,171	$ 3,388	$ 3,406
Interest income recognized on impaired loans	68	172	102

(Continued)

(Dollars in thousands except per share data)

NOTE 5 - PREMISES AND EQUIPMENT

Components of premises and equipment included in the balance sheet are as follows:

	December 31, 2006	December 31, 2005
Land and land improvements	$ 1,214	$ 1,104
Building and leasehold improvements	3,728	2,752
Construction in process	-	335
Furniture and equipment	1,638	1,353
Vehicles	284	251
	6,864	5,795
Accumulated depreciation	(1,744)	(1,415)
Total property and equipment	**$ 5,120**	**$ 4,380**

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 amounted to $388, $329, and $385, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Software	3	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line
Vehicles	3	Straight-line

NOTE 6 - DEPOSITS

The following is a detail of deposit accounts:

	December 31, 2006	December 31, 2005
Noninterest bearing demand	$ 15,215	$ 12,321
Interest bearing:		
Demand accounts	3,224	2,941
Money market accounts	82,538	50,905
Savings	571	751
	101,548	66,918
Time certificates of deposit, less than $100,000	91,165	80,064
Time certificates of deposit, $100,000 and over	76,210	74,679
	167,375	154,743
Total deposits	**$ 268,923**	**$ 221,661**

Interest expense on time deposits greater than $100,000 was $3,294, $2,226, and $905, in 2006, 2005 and 2004, respectively. Brokered deposits as of December 31, 2006 amounted to $18,393.

(Continued)

(Dollars in thousands except per share data)

NOTE 6 – DEPOSITS, Continued

At December 31, 2006 the scheduled maturities of certificates of deposit are as follows:

2007	$	125,239
2008		36,460
2009		2,176
2010		2,272
2011 and thereafter		1,228
	$	167,375

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

	For the Years Ended		
	December 31, 2006	December 31, 2005	December 31, 2004
Outstanding at end of period	$ -	$ 8,500	$ 13,500
Weighted average rate, end of period	-%	4.34%	3.67%
Maximum amount outstanding at any month end	$ 8,500	$ 16,500	$ 15,500
Average amount outstanding during the period	$ 6,905	$ 11,392	$ 11,498
Weighted average rate, during the period	4.36%	4.03%	3.70%

NOTE 8 - OTHER BORROWINGS

At December 31, 2006 and 2005, the Company had outstanding $0 and $3,900, respectively, in other borrowings from an unrelated bank. The Company borrowed an additional $100 under a line of credit during the first quarter of 2006 to bring the line to $4,000 before paying it off on May 11, 2006, with proceeds from the Trust transaction described in note 9.

NOTE 9 – CAPITAL TRUST AND JUNIOR SUBORDINATED DEBENTURES

On May 3, 2006, the Company sponsored the creation of a Delaware statutory trust, GrandSouth Capital Trust I (the "Trust"), and is the sole owner of the $247 in common securities issued by the Trust. On May 10, 2006, the Trust issued $8,000 in floating rate capital securities. The proceeds of this issuance, and the amount of the Company's investment in the common securities, were used to acquire $8,247 principal amount of the Company's floating rate junior subordinated debt securities due 2036 ("Debentures"). These securities, and the accrued interest thereon, now constitute the Trust's sole assets. The interest rate associated with the debt securities, and the distribution rate on the common securities of the Trust, is adjustable quarterly at 3 month LIBOR plus 185 basis points (7.22% at December 31, 2006). The Company may defer interest payments on the Debentures for up to twenty consecutive quarters, but not beyond the stated maturity date of the Debentures. In the event that such interest payments are deferred by the Company, the Trust may defer distributions on the capital and common securities. In such an event, the Company would be restricted in its ability to pay dividends on its common stock and perform under other obligations that are not senior to the Debentures.

The Debentures are redeemable at par at the option of the Company, in whole or in part, on any interest payment date on or after June 23, 2011. Prior to that date, the Debentures are redeemable at par plus a premium of up to 4.40% of par upon the occurrence of certain events that would have a negative tax effect on the Trust or that would cause it to be required to be registered as an investment company under the Investment Company Act of 1940 or that would cause trust preferred securities not to be eligible to be treated as Tier I capital by the Federal Reserve. Upon repayment or redemption of the Debentures, the Trust will use the proceeds of the transaction to redeem an equivalent amount of capital securities and common securities. The Trust's obligations under the capital securities are unconditionally guaranteed by the Company. In accordance with FIN 46, the Trust is not consolidated in the Company's financial statements.

(Continued)

(Dollars in thousands except per share data)

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position or results of operations.

The Company has a ground lease on its main office location, which expires in 2021. The monthly lease payment is $1 for years one through eleven and increases to $2 per month in year sixteen. The Company also leases land upon which it constructed a branch office under a non-cancelable operating lease, which expires in March of 2018. The lease requires monthly lease payments of $0.8. The lease contains four renewal options of five years each with provisions for adjustments to the monthly lease payments. The lease agreement requires the Company to pay all property taxes.

The Company leased an office, which it used as a branch until July 2003, under a non-cancelable operating lease, which terminated in October 2004. Monthly lease payments of $3 were due on the lease until cancellation. This office was closed in July 2003, but the lease obligation continued until October 2004.

Future minimum lease payments under current operating leases are summarized as follows:

For the year ended December 31,		
2007	$	23
2008		23
2009		23
2010		23
2011		23
Thereafter		218
	$	**333**

NOTE 11 - UNUSED LINES OF CREDIT

At December 31, 2006, the Bank had two unused lines of credit to purchase federal funds totaling $9,400 from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. The lenders reserve the right to withdraw the line at their option. The Bank had an additional line of credit with the FHLB to borrow up to fifteen percent of the Bank's total assets. At December 31, 2006, the Bank had unused available credit of $45,047 from the FHLB. The line of credit agreement requires the Bank to pledge investment securities or qualifying loans as collateral.

(Continued)

(Dollars in thousands except per share data)

NOTE 12 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals, which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2006	2005	2004
Income taxes currently payable			
Federal	$ 1,323	$ 1,400	$ 649
State	165	116	65
	1,488	1,516	714
Deferred tax provision (benefit)	273	(361)	55
Income tax provision	**$ 1,761**	**$ 1,155**	**$ 769**

The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred tax asset	
	2006	2005
Allowance for possible loan losses	$ 412	$ 699
Nonaccrual loan interest	57	40
Unrealized net losses on investment securities available for sale	71	212
Write down of assets acquired in settlement of loans	-	86
Deferred compensation	108	88
Other	50	-
Deferred tax asset	698	1,125
Less: valuation allowance	(80)	(50)
	618	1,075
Depreciation	191	234
	191	234
Net deferred tax asset	**$ 427**	**$ 841**

The net deferred tax asset is included in other assets in the consolidated balance sheets. The valuation allowance is related to the Company's stand-alone state net operating loss carryforwards.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2006		2005		2004	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 1,707	34	$ 1,196	34	$ 710	34
Increase in taxes resulting from:						
State bank tax (net of federal benefit)	107	2	77	2	43	2
Officers life insurance	(57)	(1)	(55)	(1)	-	-
Other	4	-	(63)	(2)	16	1
Income tax provision	**$ 1,761**	**35**	**$ 1,155**	**33**	**$ 769**	**37**

(Continued)

(Dollars in thousands except per share data)

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions. A summary of loan and commitment transactions with directors, including their affiliates and executive officers are as follows:

	For the years ended December 31,	
	2006	**2005**
Balance, beginning of year	$ 1,646	$ 2,071
New loans	1,924	202
Less loan payments	(624)	(627)
Balance, end of year	**$ 2,946**	**$ 1,646**

Deposits by directors and their related interests at December 31, 2006 and 2005 approximated $1,425 and $1,216, respectively.

The Company leases land from a relative of a director, shareholder and executive officer of the Company (see Note 10). Lease expenses charged to operations under these agreements approximated $9 in 2006, $10 in 2005, and $40 in 2004.

Of the $3,500 of debentures that were converted into common stock in 2005, $1,810 were converted into 353,511 shares of common stock held by related parties.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2006 and 2005, unfunded commitments to extend credit were $71,053 and $45,968, respectively. Variable rate and fixed rate unfunded commitments to extend credit were $42,875 and $28,178, respectively, at December 31, 2006. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. At December 31, 2006 and 2005, there were outstanding letters of credit totaling $1,318 and $332, respectively.

(Continued)

(Dollars in thousands except per share data)

NOTE 15 - EMPLOYEE BENEFIT PLAN

The Bank sponsors the GrandSouth Bank Profit Sharing Section 401(k) Plan (the "Plan") for the benefit of all eligible employees. The Bank contributes seventy-five percent of the first four percent of the employee's compensation contributed to the Plan. Contributions made to the Plan in 2006, 2005, and 2004 amounted to $67, $56, and $40, respectively.

In 2001, supplemental benefits were approved by the Board of Directors for certain executive officers of the Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies owned by the Bank. The Company recorded net expense related to these benefits of $61, $61, and $56 in 2006, 2005 and 2004, respectively.

(Continued)

(Dollars in thousands except per share data)

NOTE 16 - STOCK OPTION PLAN

During 1998, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 856,028 options (after the shareholders approved an amendment to increase the number of shares in the plan at the 2005 Annual meeting) at an option price per share not less than the fair market value on the date of grant. All options granted to officers and employees vest 20 percent each year for five years and expire 10 years from the grant date. The related compensation expense (see Note 1) is recognized over the vesting period. Information on options outstanding and exercisable at December 31, 2006 is disclosed in the table below.

	Options outstanding			Options exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.25	199,850	1.88	$ 3.25	199,850	$ 3.25
3.58	52,626	4.12	3.58	52,626	3.58
5.01 – 5.18	44,268	5.18	5.16	44,268	5.16
6.08	36,300	7.14	6.08	21,780	6.08
7.73 – 8.64	16,500	8.44	8.18	4,950	8.03
9.14	102,694	8.64	9.14	20,540	9.14
12.27 – 13.62	19,800	9.35	12.50	-	-
	472,038	**4.86**	**5.53**	**344,014**	**4.15**

A summary of the status of the plan and changes during the year is presented below:

	For the years ended December 31,					
	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	456,392	$ 5.24	334,414	$ 3.87	298,114	$ 3.50
Granted	19,800	12.50	121,978	8.99	36,300	6.08
Exercised	(1,954)	5.97	-		-	
Forfeited or expired	(2,200)	8.41	-		-	
Outstanding at end of year	**472,038**	**5.53**	**456,392**	**5.24**	**334,414**	**3.87**
Options exercisable at December 31,	344,014	4.15	275,197	3.56	248,283	3.43
Shares available for grant	383,990		399,771		28,949	

All share and per share values have been retroactively restated for all stock dividends since the date the options were granted. The Company issues authorized but unissued shares to satisfy option exercises.

(Continued)

(Dollars in thousands except per share data)

NOTE 17 - COMMON STOCK AND NET INCOME PER COMMON SHARE

Following is a reconciliation of basic net income per share to diluted net income per share for the years ended December 31, 2006, 2005 and 2004.

	Income (numerator)	Shares (denominator)	Per-share amount
For the year ended December 31, 2006			
Basic net income per common share			
Income available to common shareholders	$ 3,260	3,372,065	$ 0.97
Effect of dilutive instruments:			
Stock options	-	281,784	-
Diluted net income per common share			
Income available to common shareholders plus assumed exercises of stock options	**$ 3,260**	**3,653,849**	**$ 0.89**
For the year ended December 31, 2005			
Basic net income per common share			
Income available to common shareholders	$ 2,361	2,840,528	$ 0.83
Effect of dilutive instruments:			
Stock options	-	168,001	-
Effect of convertible instruments:			
Interest savings/weighted average incremental shares assumed on conversion of subordinated debentures	73	532,356	-
Diluted net income per common share			
Income available to common shareholders plus assumed exercises of stock options	**$ 2,434**	**3,540,885**	**$ 0.69**
For the year ended December 31, 2004			
Basic net income per common share			
Income available to common shareholders	$ 1,319	2,620,593	$ 0.50
Effect of dilutive instruments:			
Stock options	-	147,495	-
Effect of convertible instruments:			
Interest savings/weighted average incremental shares assumed on conversion of subordinated debentures	50	752,526	-
Diluted net income per common share			
Income available to common shareholders plus assumed exercises of stock options	**$ 1,369**	**3,520,614**	**$ 0.39**

(Continued)

(Dollars in thousands except per share data)

NOTE 18 - RESTRICTIONS ON DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon its receiving cash in the form of dividends from the Bank. South Carolina banking regulations restrict the amount of cash dividends the Bank can pay to the Company. In the event that the interest payments on the junior subordinated debentures (see note 9) are deferred by the Company, the Company would be restricted in its ability to pay dividends on its common stock.

NOTE 19 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. The Company and Bank actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Company (consolidated):						
As of December 31, 2006						
Total capital (to risk weighted assets)	$ 30,031	12.3%	$ 19,576	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	26,079	10.7	9,788	4.0	N/A	N/A
Tier 1 capital (to average assets)	26,079	9.3	11,199	4.0	N/A	N/A
Bank:						
As of December 31, 2006						
Total capital (to risk weighted assets)	$ 27,623	11.3%	$ 19,555	8.0%	$ 24,443	10.0%
Tier 1 capital (to risk weighted assets)	25,200	10.3	9,777	4.0	14,666	6.0
Tier 1 capital (to average assets)	25,200	8.5	11,812	4.0	14,765	5.0
Company (consolidated):						
As of December 31, 2005						
Total capital (to risk weighted assets)	$ 18,374	8.8%	$ 16,787	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	15,747	7.5	8,393	4.0	N/A	N/A
Tier 1 capital (to average assets)	15,747	6.7	9,416	4.0	N/A	N/A
Bank:						
As of December 31, 2005						
Total capital (to risk weighted assets)	$ 21,145	10.1%	$ 16,778	8.0%	$ 20,972	10.0%
Tier 1 capital (to risk weighted assets)	18,518	8.8	8,389	4.0	12,583	6.0
Tier 1 capital (to average assets)	18,518	8.0	9,230	4.0	11,538	5.0

(Continued)

(Dollars in thousands except per share data)

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations that require the exchange of cash or other instruments. Certain items are specifically excluded from the disclosure requirements, including the Bank's common stock, property and equipment and other assets and liabilities.

Fair value approximates carrying value for cash and due from banks and federal funds sold due to the short-term nature of the instrument.

Investment securities available for sale are valued using quoted fair market prices. Other investments at cost are considered to be an appropriate estimate of fair value due to historical redemption of the stock at cost.

Fair value for loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts is equal to the carrying value. Interest-bearing accounts with no fixed maturity date are valued based on rates offered within the Bank's market using current interest rates on similar instruments. Certificate of deposit accounts maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

The carrying amounts of the variable rate junior subordinated debentures are reasonable estimates of fair value because they reprice quarterly. The fair values of fixed rate advances from the FHLB are estimated using the discounted cash flow calculation that applies to the Company's current borrowing rate available from the FHLB. The fair values of other borrowings are estimated using currently offered market rates.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses that would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments at December 31, are as follows:

	2006		2005	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets:				
Cash and due from banks	$ 6,145	$ 6,145	$ 6,628	$ 6,628
Federal funds sold	13,659	13,659	6,312	6,312
Investment securities available for sale	41,646	41,646	28,160	28,160
Other investments, at cost	504	504	798	798
Loans, gross	226,761	226,629	200,362	199,796
Financial Liabilities:				
Deposits	268,923	268,737	221,661	221,528
Federal Home Loan Bank advances	-	-	8,500	8,462
Other borrowings	-	-	3,900	3,900
Junior subordinated debentures	8,247	8,247	-	-

(Continued)

(Dollars in thousands except per share data)

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of GrandSouth Bancorporation (parent company only):

CONDENSED BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS		
Cash	$ 350	$ 64
Investment in bank subsidiary	25,799	18,914
Due from subsidiary	848	737
Investment in capital trust	247	-
Deferred tax asset	549	374
	$ 27,793	**$ 20,089**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 76	$ 61
Note payable	-	3,900
Junior subordinated debentures	8,247	-
Shareholders' equity	19,470	16,128
	$ 27,793	**$ 20,089**

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31, 2006	2005	2004
REVENUES	$ 12	$ -	$ -
EXPENSES			
Interest	495	320	160
Sundry	76	67	40
Loss before equity in undistributed net income of bank subsidiary	(559)	(387)	(200)
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARY	3,631	2,606	1,445
Income before income taxes	3,072	2,219	1,245
Income tax benefit	188	142	74
Net income	**$ 3,260**	**$ 2,361**	**$ 1,319**

(Continued)

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION, Continued

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2006	2005	2004
OPERATING ACTIVITIES			
Net income	$ 3,260	$ 2,361	$ 1,319
Adjustments to reconcile net income to net cash used for operating activities			
Deferred income taxes	(175)	(132)	(75)
Accrued expenses	28	50	(7)
Stock based compensation	110	-	-
Increase in due to (from) subsidiary	(111)	(841)	43
Equity in undistributed net income of bank subsidiary	(3,631)	(2,606)	(1,445)
Net cash used for operating activities	(519)	(1,168)	(165)
INVESTING ACTIVITY			
Additional investment in bank subsidiary	(3,050)	(200)	(2,039)
Investment in capital trust	(247)	-	-
Net cash used in investing activities	(3,297)	(200)	(2,039)
FINANCING ACTIVITIES			
Proceeds from issuance of junior subordinated debentures	8,247	-	-
Proceeds from note payable	100	1,400	2,500
Repayment of note payable	(4,000)	-	-
Payment of cash dividends	(252)	(192)	(130)
Proceeds from exercise of stock options	12	-	-
Cash paid in lieu of fractional shares	(5)	(2)	(1)
Net cash provided by financing activities	4,102	1,206	2,369
Net increase (decrease) in cash	286	(162)	165
CASH, BEGINNING OF YEAR	64	226	61
CASH, END OF YEAR	**$ 350**	**$ 64**	**$ 226**

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

	2006	2005	2004
Dividends declared, but unpaid	$ 67	$ 61	$ 43
Subordinated debentures converted into common stock	$ -	$ 3,500	$ -
Stock dividend	$ 4,592	-	$ 1,146

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Mason Y. Garrett	Chairman of the Board and Chief Executive Officer
Ronald K. Earnest	President and Chief Operating Officer

Directors

Ronald K. Earnest	President and Chief Executive Officer GrandSouth Bank Greenville, South Carolina
Harold E. Garrett	Owner, Garrett's Discount Golf Carts Fountain Inn, South Carolina
Mason Y. Garrett	Chairman of the Board GrandSouth Bank Greenville, South Carolina
Michael L. Gault	Owner, Gault's Service Center Fountain Inn, South Carolina
Baety O. Gross	Attorney Simpsonville, South Carolina
S. Hunter Howard	President and Chief Executive Officer South Carolina Chamber of Commerce Columbia, South Carolina
S. Blanton Phillips	Owner and Chief Executive Officer BPS, Inc. Simpsonville, South Carolina
J. Calhoun Pruitt, Jr.	Attorney Pruitt and Pruitt Anderson, South Carolina

This Annual Report serves as the ANNUAL FINANCIAL DISCLOSURE STATEMENT furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation Rules and Regulations. THIS STATEMENT HAS NOT BEEN REVIEWED OR CONFIRMED FOR ACCURACY OR RELEVANCE BY THE FDIC.

Offices of GrandSouth Bank

Anderson Office

1601 North Fant Street
Anderson, South Carolina 29621

Telephone (864) 224-2424

Fountain Inn Office

325 South Main Street
Fountain Inn, South Carolina 29644

Telephone (864) 862-8833

Greenville Office

381 Halton Road
Greenville, South Carolina 29607

Telephone (864) 770-1000

END

381 Halton Road • Greenville, SC 29607 • 864-770-1000 • Fax 864-770-1081